UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         United Therapeutics Corporation
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    91307C102
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)




----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                                Page 1 of 9 Pages

CUSIP No. 91307C102                   13G/A                  Page 2 of 9 Pages

---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          GLG Partners LP
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
---------------------------------------------------------------------------
     (3)  SEC USE ONLY
---------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
---------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,545,497 Shares
OWNED BY       ------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ------------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    1,545,497 Shares
---------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,545,497 Shares
---------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
---------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          7.19%
---------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
---------------------------------------------------------------------------

CUSIP No. 91307C102                   13G/A                  Page 3 of 9 Pages

---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          GLG Partners Limited
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
---------------------------------------------------------------------------
     (3)  SEC USE ONLY
---------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
---------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,545,497 Shares
OWNED BY       ------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,545,497 Shares
---------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,545,497 Shares
---------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                      [ ]
---------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          7.19%
---------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IA, HC
---------------------------------------------------------------------------

CUSIP No. 91307C102                   13G/A                  Page 4 of 9 Pages

---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Noam Gottesman
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
---------------------------------------------------------------------------
     (3)  SEC USE ONLY
---------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
---------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,545,497 Shares
OWNED BY       ------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,545,497 Shares
---------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,545,497 Shares
-----------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                       [ ]
---------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          7.19%
---------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN, HC
---------------------------------------------------------------------------

CUSIP No. 91307C102                   13G/A                  Page 5 of 9 Pages


---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Pierre Lagrange
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
---------------------------------------------------------------------------
     (3)  SEC USE ONLY
---------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Belgium
---------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,545,497 Shares
OWNED BY       ------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,545,497 Shares
---------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,545,497 Shares
---------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
---------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          7.19%
---------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN, HC
---------------------------------------------------------------------------

CUSIP No. 91307C102                   13G/A                  Page 6 of 9 Pages

---------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Emmanuel Roman
---------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a)  [X]
                                                               (b)  [ ]
---------------------------------------------------------------------------
     (3)  SEC USE ONLY
---------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          France
---------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    1,545,497 Shares
OWNED BY       ------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    1,545,497 Shares
---------------------------------------------------------------------------
     (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,545,497 Shares
---------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                        [ ]
---------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          7.19%
---------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN, HC
---------------------------------------------------------------------------

CUSIP No. 91307C102                   13G/A                  Page 7 of 9 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on December 15, 2006 (as amended, the "Schedule 13G") with respect to shares of Common Stock, par value $0.01 per share ("Common Stock") of United Therapeutics Corporation, a Delaware corporation (the "Company"). In addition to the 1,545,497 Shares owned by the Reporting Persons (as defined below), the Reporting Persons beneficially own $8,000,000 principal amount of 0.50% Convertible Senior Notes Due October 15, 2011 convertible into 106,346 Shares. However, pursuant to the terms of the relevant indenture, the Reporting Persons cannot convert any of these convertible senior notes until such time as the market price of the Common Stock reach a certain price threshold, which, as of the date hereof, has not been reached. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4, 5 and 8 in their entirety as set forth below.

Item 2(a).  Name of Person Filing

     This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the shares of Common Stock of the Company, $0.01 par value per share (the "Shares"):

     INVESTMENT MANAGER

     (i) GLG Partners LP (the "Investment Manager"), with respect to the Shares held by certain funds to which the Investment Manager serves as investment manager (collectively, the "GLG Funds").

     GENERAL PARTNER

     (ii) GLG Partners Limited (the "General Partner"), which serves as the general partner of the Investment Manager, with respect to the Shares held by each of the GLG Funds.

     REPORTING INDIVIDUALS

     (iii) Mr. Noam Gottesman ("Mr. Gottesman"), with respect to the Shares held by each of the GLG Funds.

     (iv) Mr. Pierre Lagrange ("Mr. Lagrange"), with respect to the Shares held by each of the GLG Funds.

     (v) Mr. Emmanuel Roman ("Mr. Roman"), with respect to the Shares held by each of the GLG Funds.

     Mr. Gottesman, Mr. Lagrange and Mr. Roman are collectively referred to as the "Reporting Individuals."

     The Investment Manager serves as the investment manager to each of the GLG Funds. The General Partner serves as the general partner to the Investment Manager. Each of the Reporting Individuals is a Managing Director of the General Partner.

Item 2(b).  Address of Principal Business Office or, if none, Residence

          The address of the principal business office of each of the Reporting Persons is:

CUSIP No. 91307C102                   13G/A                  Page 8 of 9 Pages


          c/o GLG Partners LP
          1 Curzon Street
          London W1J 5HB
          United Kingdom

Item 2(c).  Citizenship

          Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 4.   Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The Company's most recent Registration Statement on Form S-3ASR that was filed on December 22, 2006, indicates there were 21,503,408 Shares outstanding as of December 19, 2006. In calculating the percentage of Shares held by the Reporting Persons, we assumed the conversion of the reported convertible senior notes.

          The Investment Manager, which serves as the investment manager to each of the GLG Funds, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. The General Partner, as general partner to the Investment Manager, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Reporting Individuals, as a Managing Director of the General Partner with the power to exercise investment discretion, may be deemed to be the beneficial owner of all Shares owned by the GLG Funds. Each of the Investment Manager, the General Partner, and the Reporting Individuals hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 8.   Identification and Classification of Members of the Group

          See Exhibit I of Schedule 13G filed on December 15, 2006 with respect to the Shares.

CUSIP No. 91307C102                   13G/A                  Page 9 of 9 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 14, 2007


GLG PARTNERS LIMITED                      GLG PARTNERS LP
                                          By: GLG Partners Limited,
                                          as its General Partner
/s/ Emmanuel Roman
----------------------------
Name:  Emmanuel Roman
Title: Managing Director
                                          /s/ Emmanuel Roman
                                          ------------------------------
                                          Name:  Emmanuel Roman
/s/ Victoria Parry                        Title: Managing Director
----------------------------
Name:  Victoria Parry
Title: Senior Legal Counsel
                                          /s/ Victoria Parry
                                          ------------------------------
                                          Name:  Victoria Parry
                                          Title: Senior Legal Counsel




/s/ Emmanuel Roman
--------------------------------
EMMANUEL ROMAN, individually and
on behalf of Noam Gottesman and
Pierre Lagrange

The Powers of Attorney executed by Noam Gottesman and Pierre Lagrange, authorizing Emmanuel Roman to sign and file this Schedule 13G/A on each person's behalf, which were filed with the Schedule 13G filed with the Securities and Exchange Commission on December 15, 2006 by such Reporting Persons with respect to the common stock of Movado Group, Inc., are hereby incorporated by reference.